Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THIRD QUARTER 2022 FINANCIAL RESULTS

ATHENS, Greece, November 9, 2022 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the third quarter ended September 30, 2022.

Highlights

	Three-month periods ended September 30,
	2022	2021	Increase
Revenues	$71.9 million	$43.1 million	67%
Expenses	$40.4 million	$27.8 million	45%
Net Income	$58.7 million	$11.9 million	393%
Net Income per common unit	$2.90	$0.62	368%
Average number of vessels[1]	19.4	16.6	17%

•	Operating Surplus[2] and Operating Surplus after the quarterly allocation to the capital reserve for the third quarter of 2022 were $37.6 million and $7.8 million, respectively.

•	Announced common unit distribution of $0.15 for the third quarter of 2022.

•

Successfully concluded a €100.0 million Senior Unsecured Bonds issuance (together with the €150.0 million Senior Unsecured euro-denominated bonds issued in October 2021, the “Bonds”) on the Athens Exchange.

•	Delivered the M/V Archimidis and the M/V Agamemnon to their new owners in July 2022.

•	Repurchased 287,124 of the Partnership’s common units during the nine months ended September 30, 2022, at an average cost of $15.41 per unit.

[1]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

[2]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

In October 2022, the Partnership took delivery of the M/V Manzanillo Express, the first of three 13,312 twenty-foot equivalent (“TEU”) container vessels we have agreed to acquire together with one LNG carrier (“LNG/C”). Upon its delivery to CPLP, the M/V Manzanillo Express commenced its ten-year charter with Hapag-Lloyd.

Overview of Third Quarter 2022 Results

Net income for the quarter ended September 30, 2022, was $58.7 million, compared with net income of $11.9 million for the third quarter of 2021. Net income for the third quarter of 2022 includes a gain of $47.3 million from the sale of the M/V Archimidis and the M/V Agamemnon. After taking into account the interest attributable to the general partner and the allocation of net income to unvested units, net income per common unit for the quarter ended September 30, 2022, was $2.90. Net income per common unit excluding the gain on sale of vessel of $47.3 million, was $0.57, compared to net income per common unit of $0.62 for the third quarter of 2021.

Total revenue for the quarter ended September 30, 2022 was $71.9 million, compared to $43.1 million during the third quarter of 2021. The increase in revenue was primarily attributable to the net increase in the average number of vessels in our fleet by 17%, following the delivery of four LNG/Cs during the fourth quarter of 2021, partly offset by the sale of the M/V Adonis in December 2021, the M/V Archimidis and the M/V Agamemnon in July 2022.

Total expenses for the quarter ended September 30, 2022 were $40.4 million, compared to $27.8 million in the third quarter of 2021. Voyage expenses for the quarter ended September 30, 2022, increased to $4.4 million, compared to $3.0 million in the third quarter of 2021, due to the increase in the average size of our fleet and the increase in voyage expenses incurred by a vessel in our fleet employed under voyage charters, compared to the respective period in 2021. Total vessel operating expenses during the third quarter of 2022 amounted to $17.0 million, compared to $11.3 million during the third quarter of 2021. The increase in vessel operating expenses was mainly due to the net increase in the average number of vessels in our fleet. Total expenses for the third quarter of 2022 also include vessel depreciation and amortization of $16.2 million, compared to $11.0 million in the third quarter of 2021. The increase in depreciation and amortization during the third quarter of 2022 was mainly attributable to the net increase in the size of our fleet, partly offset by lower amortization of deferred dry-docking costs. General and administrative expenses for the third quarter of 2022 amounted to $2.8 million as compared to $2.6 million in the third quarter of 2021. The increase in general and administrative expenses was mainly attributable to the increase in the amortization associated with our equity incentive plan.

Total other expense, net for the quarter ended September 30, 2022, was $20.0 million compared to $3.4 million for the third quarter of 2021. Total other expense, net includes interest expense and finance costs of $14.9 million for the third quarter of 2022, as compared to $3.6 million for the third quarter of 2021. The increase in interest expense and finance costs was mainly attributable to (i) the increase in the LIBOR weighted average interest rate compared to the third quarter of 2021 and (ii) the net increase in our total outstanding indebtedness, following the issuance of €150.0 million of Bonds in October 2021 and €100.0 million of Bonds in July 2022 and the debt we assumed following the acquisition of four LNG/Cs during the fourth quarter of 2021, partly offset by the scheduled principal payments during the period, debt repayments in connection with the sales of the M/V Adonis in the fourth quarter of 2021, the M/V Archimidis and the M/V Agamemnon in July 2022 and by the full repayment of two of our credit facilities of a total amount of $95.7 million during the quarter. Total other expense, net also includes a net loss of $2.3 million related to the cross-currency swap agreements associated with the Bonds and an unrealized foreign exchange loss of $2.9 million resulting from the decrease in the U.S. Dollar equivalent of the cash balances we maintained in Euros as of September 30, 2022.

Capitalization of the Partnership

As of September 30, 2022, total cash amounted to $144.2 million. Total cash includes restricted cash of $9.7 million which represents the minimum liquidity requirement under our financing arrangements.

As of September 30, 2022, total partners’ capital amounted to $613.7 million, an increase of $88.2 million compared to $525.5 million as of December 31, 2021. The increase reflects net income for the nine months ended September 30, 2022 and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the period in the total amount of $9.1 million, the repurchase of common units for an aggregate amount of $4.4 million and other comprehensive loss of $4.7 million resulting from the change in the fair value of the cross currency swap agreement we designated as accounting hedge, partly set off by the decrease in the U.S. Dollar equivalent of our euro-denominated Bonds linked to the relevant cross currency swap agreement, as of September 30, 2022.

As of September 30, 2022, the Partnership’s total debt was $1,190.9 million, before financing fees, reflecting a decrease of $126.5 million compared to $1,317.4 million as of December 31, 2021. The decrease is attributable to the scheduled principal payments for the period of $77.6 million, debt repayments in connection with the sale of the M/V Archimidis and the M/V Agamemnon of $28.0 million, the repayment in full of our 2017 and 2020 credit facilities of a total amount of $95.7 million and the $26.5 million decrease in the U.S. Dollar equivalent of the euro-denominated Bonds as of September 30, 2022, partly offset by the issuance of €100.0 million ($101.3 million) Bonds in July 2022. Following the repayment in full of our 2017 and 2020 credit facilities, seven vessels in our fleet are unencumbered.

Operating Surplus

Operating surplus for the quarter ended September 30, 2022, amounted to $37.6 million, compared to $43.9 million for the previous quarter ended June 30, 2022, and $25.8 million for the third quarter of 2021. We allocated $29.7 million to the capital reserve, a decrease of $1.4 million compared to the previous quarter due to the decreased debt amortization resulting after the debt repayments, and the inclusion in the capital reserve of $3.5 million corresponding to an additional reserve for the Bonds issued in July 2022. Operating surplus for the quarter ended September 30, 2022, after the quarterly allocation to the capital reserve was $7.8 million.

Issue of Senior Unsecured Bonds on The Athens Exchange

In July 2022, the Partnership, through its wholly owned subsidiary, CPLP Shipping Holdings PLC, issued €100.0 million of senior unsecured bonds on the Athens Exchange. The bonds are guaranteed by the Partnership. The bonds will mature in July 2029 and have a coupon of 4.40%, payable semi-annually. In connection with the issuance of the bonds, we entered into a cross-currency swap agreement to manage the related foreign currency exchange risk by effectively converting the fixed-rate, euro-denominated bonds, including the semi-annual interest payments for the period from July 26, 2022, to July 26, 2029 to fixed-rate, U.S. Dollar-denominated debt. The economic effect of the swap agreements is to eliminate the uncertainty of the cash flows in U.S. Dollars associated with the issuance of the bonds by fixing the principal amount at $101.8 million with a fixed annual interest rate of 6.55%.

Russia-Ukraine conflict

Due to the ongoing Russian conflicts with Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government.

As of today, and to the Partnership’s knowledge, current U.S. and E.U. sanctions regimes do not materially affect the business, operations or financial condition of the Partnership and the Partnership’s counterparties are currently performing their obligations under their respective time charters in compliance with applicable U.S. and E.U. rules and regulations.

Sanctions legislation has been changing and the Partnership continues to monitor such changes as applicable to the Partnership and its counterparties. The full impact of the commercial and economic consequences of the Russian conflict with Ukraine is uncertain at this time. Currently, the LNG/C market is benefiting from the energy security concerns amid the Russia-Ukraine conflict (see also Market Commentary Update below).

COVID-19

We continue to monitor the impact of COVID-19 on the Partnership’s financial condition and operations and on the container and LNG industry in general. While it is not always possible to distinguish incremental costs or off-hire associated with the impact of COVID-19 on our operations, we estimate that for the third quarter of 2022, incremental operating and/or voyage costs associated with COVID-19 were approximately $0.2 million.

The actual impact of the COVID-19 pandemic in the longer run, as well as the extent of any measures we take in response to the challenges presented by it, as described in our previous releases, will depend on how the pandemic will continue to develop, the continued distribution of vaccines, the duration and extent of the restrictive measures that are associated with the pandemic and their further impact on global economy and trade. Currently, the container charter market is benefiting from the impact of COVID-19 on the global trade logistics chain. (see also Market Commentary Update below).

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“We are delighted to see the continued strong financial performance of the Partnership during the third quarter of 2022 compared to the same period last year, driven by a number of key strategic commercial and financial decisions.”

“Building on our fleet renewal program, we have taken delivery in the last 12 months of four brand new additional LNG/Cs and one 13,312 TEU container vessel, while we have committed to acquire one more LNG/C and another two 13,278 TEU container vessels, all with long-term charters attached. Accordingly, we have divested four older container vessels taking advantage of historically high asset prices. As a result, the weighted average age of our fleet is 6.3 years and remaining charter duration 7.0 years with a contracted revenue backlog of approximately $1.9 billion.”

“In addition, the Partnership’s successful €100.0 million issue of seven-year unsecured bonds was followed by debt repayments of $123.7 million, maintaining the overall leverage at conservative levels, while reducing exposure to rising interest rates.”

“All the above and consistent with the Partnerhip’s capital allocation policy of an active unit repurchase program and quarterly distributions, demonstrate the Partnership’s commitment to continue to grow its asset base, while returning capital to its unitholders.”

Unit Repurchase Program

On January 25, 2021, the Partnership’s Board of Directors of the Partnership (the “Board”) approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of units of the Partnership’s common units, effective for a period of two years. During the quarter ended September 30, 2022, the Partnership repurchased 102,085, common units at an average cost of $14.63 per unit or 669,374 common units since the launching of the unit repurchase plan on February 19, 2021, at an average cost of $13.31 per unit.

Quarterly Common Unit Cash Distribution

On October 20, 2022, the Board declared a cash distribution of $0.15 per common unit for the third quarter of 2022 payable on November 10, 2022 to common unit holders of record on November 2, 2022.

Market Commentary Update

Container market

Container charter rates have decreased significantly over the third quarter of 2022 amid demand headwinds, easing congestion and weaker sentiment. Despite both freight and charter rates easing recently, they still stand higher than the 2021 year-on-year average.

Continued softening in market conditions should be expected according to analysts in the near-term amid concerns over the global economic outlook. Trade is now expected to fall by 0.3% in 2022, compared to a 4% growth forecast at the beginning of the year.

The container vessel orderbook stands at 27.9% as of end of October. For the first time in years, the number of fully cellular container vessels scrapped in the first nine months of 2022 is almost zero with only 2 small units recorded as sold for recycling this year, with total TEU of 1,384.

LNG market

The LNG/C charter market continues to strengthen, with spot rates rising sharply in September. The market is supported by energy security concerns amid the Russia-Ukraine conflict and record high floating storage, as traders are positioning themselves for the winter.

Term charter rates have seen continuous upward pressure through the third quarter, with 1-year rates for a 2-stroke vessel increasing from $160,000 per day at the start of the quarter to $230,000 per day by the end of the quarter. For steam turbine vessels, the increase was less marked, as expectations for persistent high LNG prices and the upcoming environmental regulations make them less attractive to charterers.

The LNG fleet orderbook stands at 42% of the total fleet with 50 new orders placed within the third quarter of 2022, 30 of which are for the Qatar North Field Expansion project. Simultaneously, the current price of a newbuilding vessel has reached in excess of $245.0 million.

Conference Call and Webcast

Today, November 9, 2022, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Capital Product Partners” to the operator and/or conference ID 13734083. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Partnership’s website. To listen to the archived audio file, visit our website http://ir.capitalpplp.com/ and click on Webcasts & Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 20 vessels, including six latest generation LNG/Cs, ten Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier vessel. This excludes two 13,278 TEU container vessels and one LNG/C that CPLP has agreed to acquire and expected to be delivered between the first quarter of 2023 and the second quarter of 2023.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, unit repurchases, market and charter rate expectations, and, in particular, the expected effects of recent vessel acquisitions and the Russia-Ukraine confict and COVID-19 on the financial condition and operations of CPLP and the container and LNG/C industries in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F for the year ended December 31, 2021, filed on April 27, 2022. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month		For the nine-month
	periods ended September 30,		periods ended September 30,
	2022	2021	2022	2021
Revenues	71,858	43,125	219,174	121,091

Expenses / (income), net:
Voyage expenses	4,386	3,032	12,417	7,469
Vessel operating expenses	14,779	9,901	43,334	28,188
Vessel operating expenses - related parties	2,254	1,405	6,825	4,007
General and administrative expenses	2,771	2,555	6,665	5,915
Gain on sale of vessels	(47,275)	—	(47,275)	(25,384)
Vessel depreciation and amortization	16,246	10,954	52,278	32,101

Operating income, net	78,697	15,278	144,930	68,795

Other income / (expense), net:
Interest expense and finance cost	(14,945)	(3,631)	(36,997)	(11,208)
Other (expense) / income, net	(5,024)	228	(3,638)	570

Total other expense, net	(19,969)	(3,403)	(40,635)	(10,638)

Partnership’s net income	58,728	11,875	104,295	58,157

General Partner’s interest in Partnership’s net income	1,014	216	1,803	1,072
Partnership’s net income allocable to unvested units	2,157	257	2,835	1,271
Common unit holders’ interest in Partnership’s net income	55,557	11,402	99,657	55,814
Net income per:
• Common units, basic and diluted	2.90	0.62	5.17	3.08
Weighted-average units outstanding:
• Common units, basic and diluted	19,162,451	18,201,471	19,264,330	18,125,429

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of September 30, 2022	As of December 31, 2021
Assets
Current assets
Cash and cash equivalents	$134,453	$20,373
Trade accounts receivable	3,253	6,025
Prepayments and other assets	6,101	4,835
Inventories	5,189	5,009
Claims	1,335	1,442

Total current assets	150,331	37,684

Fixed assets
Advances for vessels under construction – related party	30,000	—
Vessels, net	1,651,898	1,781,858

Total fixed assets	1,681,898	1,781,858

Other non-current assets
Above market acquired charters	36,424	48,605
Deferred charges, net	538	2,771
Restricted cash	9,697	10,614
Prepayments and other assets	3,677	3,638

Total non-current assets	1,732,234	1,847,486

Total assets	$1,882,565	$1,885,170

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (including $10,000 payable to related party as of December 31, 2021)	$68,556	$97,879
Trade accounts payable	8,614	9,823
Due to related parties	3,014	2,785
Accrued liabilities	14,012	11,395
Deferred revenue	16,754	8,919

Total current liabilities	110,950	130,801

Long-term liabilities
Long-term debt, net (including $6,000 payable to related party as of September 30, 2022, and December 31, 2021)	1,112,675	1,211,095
Derivative liabilities	33,750	3,167
Below market acquired charters	11,445	14,643

Total long-term liabilities	1,157,870	1,228,905

Total liabilities	1,268,820	1,359,706

Commitments and contingencies

Total partners’ capital	613,745	525,464

Total liabilities and partners’ capital	$1,882,565	$1,885,170

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the nine-month periods ended September 30,
	2022	2021
Cash flows from operating activities:
Net income	$104,295	$58,157
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	52,278	32,101
Amortization and write-off of deferred financing costs	2,239	1,886
Amortization / accretion of above / below market acquired charters	8,983	4,861
Gain on sale of vessels	(47,275)	(25,384)
Equity compensation expense	2,181	1,528
Change in fair value of derivatives	25,876	—
Unrealized bonds exchange differences	(26,486)	—
Unrealized cash, cash equivalents and restricted cash exchange differences	2,947	—
Changes in operating assets and liabilities:
Trade accounts receivable	2,772	(407)
Prepayments and other assets	325	130
Inventories	(180)	(125)
Claims	107	85
Trade accounts payable	355	689
Due to related parties	229	(145)
Accrued liabilities	995	(93)
Deferred revenue	7,835	1,653
Dry-docking costs paid	—	(13)

Net cash provided by operating activities	137,476	74,923

Cash flows from investing activities:
Vessel acquisitions, including time charters attached, and improvements	(2,518)	(102,002)
Advances for vessels under construction – related party	(30,000)	—
Proceeds from sale of vessels, net	127,124	98,467

Net cash provided by / (used in) investing activities	94,606	(3,535)

Cash flows from financing activities:
Proceeds from long-term debt	101,276	30,030
Deferred financing costs paid	(2,457)	(663)
Payments of long-term debt	(201,303)	(79,383)
Repurchase of common units	(4,433)	(4,465)
Dividends paid	(9,055)	(5,639)

Net cash used in financing activities	(115,972)	(60,120)

Net increase in cash, cash equivalents and restricted cash	116,110	11,268

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,947)	—

Cash, cash equivalents and restricted cash at beginning of period	30,987	54,336

Cash, cash equivalents and restricted cash at end of period	144,150	65,604

Supplemental cash flow information
Cash paid for interest	33,395	9,581
Non-Cash Investing and Financing Activities
Seller’s credit agreements	—	16,000
Financing arrangements assumed in connection with the acquisition of companies owning vessels	—	304,355
Common units issued in connection with the acquisition of companies owning vessels	—	15,277
Capital expenditures included in liabilities	832	1,048
Capitalized dry-docking costs included in liabilities	29	2,097
Deferred financing costs included in liabilities	1,124	—
Expenses for sale of vessels included in liabilities	1,300	1,485
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	134,453	56,604
Restricted cash - non-current assets	9,697	9,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	144,150	65,604

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, Bonds, cash and cash equivalents exchange differences, change in fair value of derivatives, sale of vessel result, amortization / accretion of above / below market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended September 30, 2022	For the three-month period ended June 30, 2022	For the three-month period ended September 30, 2021
Partnership’s net income	58,728	20,418	11,875

Adjustments to reconcile net income to operating surplus prior to Capital
Depreciation, amortization, unrealized Bonds, cash and cash equivalents exchange differences and change in fair value of derivatives[1]	22,673	20,050	11,819
Amortization / accretion of above / below market acquired charters and straight-line revenue adjustments	3,426	3,388	2,123
Gain on sale of vessels	(47,275)	—	—

Operating Surplus prior to capital reserve	37,552	43,856	25,817

Capital reserve	(29,704)	(31,109)	(14,505)

Operating Surplus after capital reserve	7,848	12,747	11,312

Increase in recommended reserves	(4,818)	(9,657)	(9,337)

Available Cash	3,030	3,090	1,975

[1]	Depreciation, amortization, unrealized Bonds, cash and cash equivalents exchange differences and change in fair value of derivatives line item includes the following components:

•	Vessel depreciation and amortization;

•	Deferred financing costs and equity compensation plan amortization;

•	Unrealized Bonds exchange differences;

•	Unrealized cash, cash equivalents and restricted cash exchange differences; and

•	Change in fair value of derivatives.